UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

15026601

OMB APPROVAL
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SEC MAIL PROCESSING SECTION RECEIVED MAY 18 2015 WASH. D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~65859~~ 68201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stalwart Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Central Ave.
(No. and Street)

Hillsdale (City) New Jersey (State) 07642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Evans (201) 248-8163
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name)*

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stalwart Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JEREMY FUNG
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 10, 2015
I.D.# 24[illegible]54

Signature

Managing Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

BAUER & COMPANY audit & accounting services

Stalwart Capital, LLC

Financial Statements and Supplemental Schedule

December 31, 2014

Stalwart Capital, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2014

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Stalwart Capital, LLC:

We have audited the accompanying financial statements of Stalwart Capital, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity (deficit), cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stalwart Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stalwart Capital, LLC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Stalwart Capital, LLC will continue as a going concern. As discussed in Note B to the financial statements, Stalwart Capital, LLC's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Stalwart Capital, LLC's financial statements. The Supplemental Information is the responsibility of Stalwart Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 8, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

STALWART CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS:		
Current Assets:		
Cash and Cash Equivalents	$	101
Commissions Receivable		89
Prepaid Expenses		1,250
TOTAL CURRENT ASSETS	$	1,440
LIABILITIES AND MEMBER'S DEFICIT		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	10,285
Total Current Liabilities		10,285
Commitments and Contingencies		-
Member's Deficit		(8,845)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	1,440

See notes to the financial statements and report of independent registered public accounting firm.

STALWART CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:		
Commission Income	$	9,288
Other Revenue		9,402
Total Revenue		18,690
EXPENSES:		
Advertising and Promotion		92
Bank Service Charges		244
Business Licenses and Permits		6,166
Commissions Expense		8,278
Computer and Internet Expense		770
Insurance Expense		737
Interest Expense		142
Meals and Entertainment		535
Office Supplies		232
Postage and Delivery		5
Professional Fees		6,523
Telephone Expense		609
Travel Expense		1,195
Total Expenses		25,528
NET LOSS	$	(6,838)

See notes to the financial statements and report of independent registered public accounting firm.

STALWART CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, JANUARY 1, 2014	$ 11,723
Capital Contributed	3,360
Net Loss	(6,838)
Distributions to Member	(17,090)
MEMBER'S DEFICIT, DECEMBER 31, 2014	$ (8,845)

See notes to the financial statements and report of independent registered public accounting firm.

STALWART CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER, 31, 2014

Cash Flows from Operating Activities:	
Net Loss	$ (6,838)
Adjustments to Reconcile Net Loss	
To Net Cash Provided by Operating Activities:	
Changes in Assets and Liabilities:	
Commissions Receivable	501
Prepaid Expenses	2,703
Accounts Payable and Accrued Expenses	9,683
Net Cash Provided by Operating Activities	6,049
Cash Flows from Financing Activities:	
Capital Contributed	3,360
Distributions to Member	(17,090)
Net Cash Used for Financing Activities	(13,730)
Decrease in Cash and Cash Equivalents	(7,681)
Cash and Cash Equivalents Beginning of Year	$ 7,782
Cash and Cash Equivalents End of Year	$ 101
Supplemental Disclosures of Cash Flow Information:	
Income taxes paid	$ -
Interest paid	$ -

See notes to the financial statements and report of independent registered public accounting firm.

STALWART CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS – BEGINNING OF YEAR	$ -
Increase in Borrowings	-
Repayment of Borrowings	-
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS- END OF YEAR	$ -

See notes to the financial statements and report of independent registered public accounting firm.

STALWART CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO SEC RULE 15C3-1
AS OF DECEMBER 31, 2014

Computation of Net Capital:

Total Member's Deficit per Statement of Financial Condition	$ (8,845)
Deduct Member's Deficit Not Allowable for Net Capital	-
Total Member's Deficit Qualified for Net Capital	(8,845)
Add Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital Calculation	-
	(8,845)
Deductions and/or Changes:	
Total Non-Allowable Assets per Statement of Financial Condition	1,250
Net Capital Before Haircuts on Security Positions	(10,095)
Haircuts on Security Positions	-
Net Capital	$ (10,095)

Aggregate Indebtedness Included in Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$ 10,285
Total Aggregate Indebtedness	$ 10,285
Percentage of Aggregate Indebtedness to Net Capital	(102%)

See notes to the financial statements and report of independent registered public accounting firm.

STALWART CAPITAL, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 (CONTINUED)
AS OF DECEMBER 31, 2014

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required	
(6.67% of Aggregate Indebtedness)	$ 686
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	$ 5,000
Deficient Net Capital	$(15,095)

See notes to the financial statements and report of independent registered public accounting firm.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Stalwart Capital, LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Association (FINRA). It is engaged in the business of private placements of securities, private investments in public equities (PIPES), mutual funds, and alternative investments. The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

The Company was organized in March 2009, as a single member New Jersey LLC.

NOTE B – LIQUIDITY AND GOING CONCERN

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $5,000 and a net capital deficit of $15,095 at December 31, 2014 (Note D).

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2014, the Company has $101 in cash and cash equivalents and a working capital deficit of $8,845. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan, certain assets may not be recoverable. The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are highly liquid investments with maturities of less than three months.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, commissions receivable and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, commissions receivable and accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

All items of income or loss flow through the member of the limited liability company who is responsible for the income taxes thereon.

Uncertain Tax Positions

Financial Accounting Standards Board ASC-740-10, clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2011 through 2014. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Bad Debts

The Company provides for bad debts using the allowance method. Receivables are reported at the amount that management expects to collect from outstanding balances. Differences between the amount due and the amount management expect to collect are reported in the results of operations for the year in which the differences are determined, with an offsetting entry to a valuation allowance for the receivables. The Company estimates the allowance for doubtful accounts based on its own cost analysis and expectations for collection. The Company considers balances as delinquent based upon its own analysis. Balances outstanding after management has exhausted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. As of December 31, 2014 the valuation allowance for doubtful accounts was $-0-.

Management Review

The Company has evaluated subsequent events through May 8, 2015, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE D – NET CAPITAL REQUIREMENTS AND DEFICIENCY

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a $5,000 minimum net capital and requires that aggregate indebtedness shall not exceed 1500% of net capital. As of June 2014 and throughout the remainder of 2014, the Company was not in compliance with this minimum net capital requirement. The Company notified the FINRA of this deficiency promptly, and the Company ceased solicitation of any new securities business immediately upon going under $5,000 minimum net capital. As of December 31, 2014 the Company has a Net Capital deficit of $15,095.

NOTE E – COMMITMENTS AND CONTINGENCIES

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

On July 24, 2014, the Company filed a lawsuit against a former corporate finance client named iCAP Equity Real Estate Fund 1, LLC and affiliates ("iCAP") for breach of contract and other claims. The case is styled Stalwart Capital, LLC v. iCAP Pacific Northwest Opportunity and Income Fund, LLC et al. It is pending before the United States District Court, Western District of Washington at Seattle, and is Case No. C14-01128 TSZ. Defendants filed a counter-claim alleging breach of contract, fraudulent inducement, misrepresentation, and unjust enrichment. The counter-claims alleging fraudulent inducement and misrepresentation have been summarily dismissed by the court. The contract between the Company and iCAP includes an attorney fee clause stating that the prevailing party in the litigation will be awarded their attorney fees. The Company has estimated iCAP's attorney fees to range from $400,000 to $800,000. As of December 31, 2014 and through May 8, 2015, the Company can not assess the likelihood of the outcome of the lawsuit, therefore no accrual for any loss contingency has been made as of December 31, 2014.

NOTE F – SUBSEQUENT EVENTS

On April 7, 2015, the sole member of the Company executed a purchase/sale agreement (the "Sale Agreement") for the sale of 95% of the member's equity to a third party (the "Purchaser") for $50,000. The Sale Agreement of the member's interest will occur in three steps: the first step of the sale of 24% of the member's interest occurred on April 7, 2015, the day the Sale Agreement was executed; the second step of the sale of an additional 6% of the member's equity will occur thirty-one days after the Sale Agreement was executed and the Company files a Continuing Membership Application ("CMA") with FINRA; and the third step of the sale of the remaining sixty-five percent owed to the Purchaser will occur the day after the CMA is approved by FINRA, or earlier if the Purchaser waives that milestone.

On April 21, 2015, the Purchaser wired $20,000 to the Company's bank account as a capital contribution, and the former sole member also contributed $3,000. Given those capital contributions, the Company regained compliance with the minimum net capital requirement. The Company is now seeking authorization from FINRA to resume its previously approved businesses.

STALWART CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE G - OMITTED SUPPLEMENTARY SCHEDULES

The following supplementary schedules have been omitted due to the fact that the Company is exempt under Section (K)(2)(i) of SEC Rule 15c3-3 and the commodity futures trading commission:

-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
-Information Relating to Possession or Control Requirements Under Rule 15c3-3
-Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Stalwart Capital, LLC:

We have reviewed management's statements, included in the accompanying Stalwart Capital, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 8, 2015

Stalwart Capital, LLC

May 8, 2015

To the best of my knowledge, Stalwart Capital, LLC has met the specific exemption called upon under Rule 15c3-3(k)(2)(i) Special Account for the Exclusive Benefit of Customers for the period from June 1, 2014 to December 31, 2104 without exception.

Sincerely,

Douglas Evans
Managing Principal

132 Central Avenue
Hillsdale, NJ 07642

Stalwart Capital, LLC
Member FINRA/SIPC

Phone (201) 358-2856
stalwartcap.com